Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2505 Meadowvale Blvd.
Mississauga, ON, Canada L5N 5S2
tel: (905) 817-2004  fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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FOR IMMEDIATE RELEASE

                       Vasogen Files Prospectus Supplement

Mississauga, Ontario (February 21, 2007) -- Vasogen Inc. (NASDAQ:VSGN; TSX:VAS), today announced that it has filed a prospectus supplement with the Ontario Securities Commission and the U.S. Securities and Exchange Commission (SEC) to increase by 10 million the number of common shares that may be sold by certain selling shareholders in connection with the senior convertible notes issued in October 2005 by Vasogen Ireland Limited (VIL), a wholly-owned subsidiary of Vasogen Inc. As of February 20, 2007, the outstanding principal amount owing under the notes was US$2.8 million. VIL may continue to repay the outstanding principal on a monthly basis over the remaining term of the notes in any combination of cash or common shares at its sole discretion, provided certain conditions are met. Based on such regular monthly instalments, the outstanding principal amount of the notes will be completely repaid with the final instalment for April 1, 2007. Given VIL's right to pay in cash and the potential fluctuation of the Company's share price, the number of shares actually issued may be significantly different from the number covered by the prospectus supplement.

About Vasogen:
Vasogen is a biotechnology company engaged in the research and development of therapies that target the damaging inflammation associated with cardiovascular and neurodegenerative disorders. The Company's lead product, the Celacade(TM) technology, is designed to trigger the immune response to apoptosis -- an important physiological process that regulates inflammation. Celacade(TM) is in late-stage development for the treatment of chronic heart failure. The Company is also developing VP025, an early-stage new drug candidate for the treatment of certain neurodegenerative diseases.

Certain statements contained in this press release or elsewhere in our public documents constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or "forward-looking information" under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade(TM), plans to fund our current activities, statements concerning our partnering activities and health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimated", "predicts", "potential", "continue", "intends", "could", or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization and the availability of capital on acceptable terms to pursue the development of Celacade, and the feasibility of additional trials. You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials, delays or setbacks in the regulatory approval process, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcome of our research and development programs, the adequacy, timing and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on subcontractors and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the "Risk Factors" section of our Annual Information Form and Form 20-F for the year ended November 30, 2006, as well as in our later public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise indicated, numerical values indicating the statistical significance ("p-values") of results included in this document are based on analyses that do not account for endpoint multiplicity.

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